UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated August 11, 2022

Commission File Number: 001-40286

Arrival

(Translation of registrant’s name into English)

60A, rue des Bruyères

L-1274 Howald,

Grand Duchy of Luxembourg

+352 26845062

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in each of the Registration Statement on Form F-3 (File No. 333-254885), the Registration Statement on Form F-3 (File No. 333-266472) and the Registration Statement on Form S-8 (File No. 333-259673) of Arrival and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

On August 11, 2022, Arrival (the “Company”) entered into an equity distribution agreement (the “Distribution Agreement”) with Barclays Capital Inc. (“Barclays”) pursuant to which the Company may issue, offer and sell ordinary shares, accounting par value per share (the “Ordinary Shares”), having an aggregate sale price of up to $300,000,000, over a period of time and from time to time through Barclays as the Manager.

The issuance and sale, if any, of the Ordinary Shares by the Company under the Distribution Agreement will be made pursuant to the Company’s effective registration statement on Form F-3 (Registration Statement No. 333-266472).

Sales of the Company’s Ordinary Shares, if any, may be made in sales deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended, or the Securities Act, by means of ordinary brokers’ transactions on Nasdaq or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices (including in block transactions). Barclays is not required to sell any specific number or dollar amount of securities, but will act as Manager and use commercially reasonable efforts to arrange on the Company’s behalf for the sale of all Ordinary Shares requested to be sold by the Company, consistent with Barclays normal sales and trading practices. There is no arrangement for funds to be received in any escrow, trust or similar arrangement.

The Company will pay Barclays a commission of up to 1.5% of the offering proceeds of the Ordinary Shares sold by Barclays under the Distribution Agreement and also has agreed to provide indemnification and contribution to Barclays with respect to certain liabilities, including liabilities under the Securities Act and the Securities Exchange Act of 1934, as amended. The Company is not obligated to make any sales of Ordinary Shares pursuant to the Distribution Agreement and may at any time suspend solicitation and offers thereunder. The offering of Ordinary Shares pursuant to the Distribution Agreement will terminate on the earlier of (1) the sale, pursuant to the Distribution Agreement, of Ordinary Shares having an aggregate sales price of $300,000,000 and (2) the termination of the Distribution Agreement by either us or the agents, as permitted therein.

This Current Report on Form 6-K shall not constitute an offer to sell or the solicitation of any offer to buy the Ordinary Shares, nor shall there be an offer, solicitation or sale of the Ordinary Shares in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state.The foregoing description of the Distribution Agreement is not complete and is qualified in its entirety by reference to the full text of the Distribution Agreement, a copy of which is filed herewith as Exhibit 1.1 and is incorporated herein by reference. A copy of the legal opinion of Linklaters LLP, the Company’s Luxembourg counsel, relating to the legality of the issuance of the Ordinary Shares pursuant to the Distribution Agreement is attached as Exhibit 5.1 hereto.

Exhibits Index

Exhibit Number	Description
1.1	Equity distribution agreement, dated August 11, 2022, between Arrival and Barclays Capital Inc.

5.1	Legal Opinion of Linklaters LLP, counsel of the Registrant, as to the validity of the ordinary shares.

23.1	Consent of Linklaters LLP (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARRIVAL

By	/s/ John Wozniak
Name:	John Wozniak
Title:	Chief Financial Officer

Dated: August 11, 2022